June 20, 2019

Alyson Mount
Senior Vice President and Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

       Re: Entergy Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-11299

Dear Ms. Mount:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

1. In the interest of reducing repetition, where a comment on Entergy Corporation also applies to the disclosures of its public subsidiaries, we have only issued the comment once. Please confirm that you will apply the comment on Entergy Corporation to each of its public subsidiaries where applicable.
Entergy Corporation Form 10-K for the Year Ended December 31, 2018

Management's Financial Discussion and Analysis
Results of Operations, page 2

2. We note your discussion of the metric you call net revenue throughout your analysis of results of operations, including the tabular reconciliation of 2017 net revenue to 2018 net revenue. Based on your definition of net revenue, it appears to be a Non-GAAP measure of profitability. The measure is calculated as revenue less certain expenses, but the measure does not appear to consider all of the expenses necessary for a GAAP calculation
 Alyson Mount
Entergy Corporation
June 20, 2019
Page 2
         of gross profit or operating income. For example, this measure does not appear to include the partial allocation of certain expenses such as depreciation and amortization necessary to comply with Rule 5-03(b)(2) of Regulation S-X. If you continue to present net revenue in future periodic filings or earnings releases, please identify this measure as a Non-
         GAAP measure and provide all disclosures required by Item 10(e) of Regulation S-K.
         Additionally, with reference to Item 10(e)(1)(ii)(E) of Regulation S-K, please revise the title of this measure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 with any questions.



FirstName LastNameAlyson Mount                                Sincerely,
Comapany NameEntergy Corporation
                                                              Division of
Corporation Finance
June 20, 2019 Page 2                                          Office of
Consumer Products
FirstName LastName